UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Regulated Information

Disclosure of Major Shareholding

August 25, 2010 – 6:00 pm CET

DISCLOSURE OF MAJOR SHAREHOLDING

BRUSSELS, Belgium, August 25, 2010 – Pursuant to the Belgian Law of May 2, 2007 relating to the publication of major shareholdings in listed companies, Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, has received a notification of the threshold of 3% being crossed by Silchester International Investors Limited (“Silchester”) which owns 3.05% of Delhaize Group’s voting rights as follows:

Holders of Voting Rights	Number of Voting Rights	Percentage Held
Silchester International Investors International Value Equity Taxable Trust	370 927	0.37%
Silchester International Investors International Value Equity Group Trust	790 525	0.78%
Silchester International Investors Tobacco Free International Value Equity Trust	184 005	0.18%
Silchester International Investors International Value Equity Trust	1 540 466	1.52%
The Cavella Trust	210 344	0.21%
Total:	3 096 267	3.05%

According to the notification that Delhaize Group received from Silchester on August 20, 2010, Silchester acts as an investment manager for the five funds listed above and has sole and exclusive proxy voting authority over the Delhaize Group shares that are the subject of this disclosure. The notification mentioned however that Silchester does not act as custodian, and therefore the Delhaize Group shares are not held in its name. Stephen C. Butt, Silchester’s Chairman and Chief Investment Officer, and his family control approximately 50.5% of Silchester’s shares.

» Delhaize Group

Delhaize Group is a Belgian food retailer present in six countries on three continents. At the end of the second quarter 2010, Delhaize Group’s sales network consisted of 2 740 stores. In 2009, Delhaize Group posted EUR 19.9 billion (USD 27.8 billion) in revenues. In 2009, Delhaize Group posted EUR 514 million (USD 717 million) in net profit (Group share). At the end of 2009, Delhaize Group employed approximately 138 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Geert Verellen:	+ 32 2 412 83 62	Barbera Hoppenbrouwers (media): +32 2 412 86 69
Aurélie Bultynck:	+ 32 2 412 83 61

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: August 26, 2010	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President